UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-L(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 1)



                      WILSHIRE REAL ESTATE INVESTMENT INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                   9718921045
                ------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey S. Lambert
                       Strome Investment Management, L.P.
                         100 Wilshire Blvd., 15th Floor,
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 26, 2000
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or Rule 13d-l(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 2 OF 17 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Strome Investment Management, L.P., #95-4450882

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  992,000
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                992,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         992,000

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.6%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN, IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 3 OF 17 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SSCO, Inc., 95-4450883

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  992,000
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                992,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         992,000

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.6%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO, HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 4 OF 17 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mark E. Strome

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  992,000
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                992,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         992,000

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.6%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN, HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP NO. 971821045                                           PAGE 5 OF 17 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Strome Partners, L.P., #95-4372590

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  160,720
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                160,720

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         160,720

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 6 OF 17 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Strome Offshore Limited

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  632,880
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                632,880

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         632,880

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 7 OF 17 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Strome Hedgecap Fund, L.P., #95-4385662

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  168,640
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                168,640

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         168,640

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.5%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 8 OF 17 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Strome Hedgecap Limited

--------------------------------------------------------------------------------
2        CHECK THE BOX IF A MEMBER OF A GROUP*  (a) [X] (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------
5 CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

                        --------------------------------------------------------
       NUMBER OF        8       SHARED VOTING POWER
        SHARES                  29,760
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
     PERSON WITH
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                29,760

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11
         29,760

--------------------------------------------------------------------------------
12       CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           ------------------
CUSIP NO. 971821045                                           PAGE 9 OF 17 PAGES
-------------------                                           ------------------


INTRODUCTION

         This Amendment No. 1 relates to the Schedule 13D filed on December 10, 1999 by (i) Strome Partners, L.P. ("SP") with respect to shares of Stock held or beneficially owned by the partnership; (ii) Strome Offshore Limited ("SOFF") with respect to shares of Stock held or beneficially owned by the corporation;
(iii) Strome Hedgecap Fund, L.P. ("SHCF") with respect to shares of Stock held or beneficially owned by the partnership; (iv) Strome Hedgecap Limited ("SHCL") with respect to shares of Stock held or beneficially owned by the corporation;
(v) Strome Investment Management, L.P. ("SIM"), a registered investment adviser, as general partner and discretionary investment adviser of SP and SHCF, and as discretionary investment adviser of SOFF and SHCL; (vi) SSCO, Inc. ("SSCO") as sole general partner of SIM; and (vii) Mark E. Strome ("Strome"), a settlor and trustee of The Mark E. Strome Living Trust, dated 1/16/97, as the controlling shareholder of SSCO. SP, SOFF, SHCF and SHCL may each be referred to individually as a "Fund" and collectively as the "Funds" and the Funds together with SIM, SSCO and Strome are collectively referred to hereinafter as the "Reporting Persons."

         Items 3, 4, 5 and 7 of the Schedule 13D are amended and supplemented as follows:

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SP is $554,000.00. The source of funds for this consideration was working capital.

           The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SOFF is $2,185,930.00. The source of funds for this consideration was working capital.

           The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCF is $582,696.25. The source of funds for this consideration was working capital.

           The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCL is $102,828.75. The source of funds for this consideration was working capital.

ITEM 4.    PURPOSE OF TRANSACTION.

                  On January 26, 2000, SIM sent two letters to the Board of Directors of Wilshire Real Estate Investment, Inc., copies of which are attached as Exhibits E and F to this Schedule 13D and are incorporated herein by reference.

-------------------                                          -------------------
CUSIP NO. 971821045                                          PAGE 10 OF 17 PAGES
-------------------                                          -------------------


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date hereof, each member of the Group has the following interest in the securities of the Issuer:

                  (i) SP beneficially owns 160,720 shares of Stock and is the beneficial owner of 1.4% of the Stock.

                  (ii) SOFF beneficially owns 632,880 shares of Stock and is the beneficial owner of 5.5% of the Stock.

                  (iii) SHCF beneficially owns 168,640 shares of Stock and is the beneficial owner of 1.5% of the Stock.

                  (iv) SHCL beneficially owns 29,760 shares of Stock and is the beneficial owner of 0.3% of the Stock.

                  (v) SIM, (y) as general partner of and discretionary investment adviser to SP and SHCF and (z) discretionary investment adviser to SOFF and SHCL, beneficially owns 992,000 shares of Stock and is the beneficial owner of 8.6% of the Stock.

                  (vi) SSCO, as the general partner of SIM, beneficially owns 992,000 shares of the Stock and is the beneficial owner of 8.6% of the Stock.

                  (vii) Strome, as a settlor and trustee of The Mark S. Strome
                        Living Trust dated 1/16/97, which trust is the controlling shareholder of SSCO, beneficially owns 992,000 shares of the Stock, and is the beneficial owner of 8.6% of the Stock.

                  The Reporting Persons in the aggregate may be deemed to own an aggregate of 8.6% of the Stock.

            (b) SIM, a registered investment adviser, SSCO, its general partner and Strome, a trustee of SSCO's controlling shareholder, have the right or the power to direct the receipt of dividends from the Stock, to direct the receipt of proceeds from the sale of Stock to SIMs investment

                   NO. OF SHARES
                   BENEFICIALLY      PERCENTAGE    SOLE POWER    SHARED POWER TO     SOLE POWER     SHARED POWER TO
                       OWNED          OF CLASS       TO VOTE          VOTE           TO DISPOSE         DISPOSE
                   -------------     ----------    ----------    ---------------    ------------    ---------------
SP                   160,720            1.4%            0           160,720              0             160,720
SOFF                 632,880            5.5%            0           632,880              0             632,880
SHCF                 168,640            1.5%            0           168,640              0             168,640
SHCL                  29,760            0.3%            0            29,760              0              29,760
SIM                  992,000            8.6%            0           992,000              0             992,000
SSCO                 992,000            8.6%            0           992,000              0             992,000
Strome               992,000            8.6%            0           992,000              0             992,000

-------------------                                          -------------------
CUSIP NO. 971821045                                          PAGE 11 OF 17 PAGES
-------------------                                          -------------------


            (c) The trading dates, number of shares purchased or sold and price paid per share for all transactions by the Reporting Persons since December 1, 1999 are set forth below. All such transactions were open market transactions and were effected on the NASDAQ National Market. No other transactions were effected by the Reporting Persons during such period.

                  PARTY  TRADE DATE  BOUGHT (SOLD)   NET AMOUNT     PER SHARE
                  -----  ----------  -------------   ----------     ---------
                   SP     12/27/99      (5,600)     $ 12,450.61      $2.2232
                   SP     12/28/99      (1,600)     $  3,535.88      $2.2099
                   SP     12/29/99      (4,000)     $  8,639.70      $2.1599
                   SP     12/30/99      (6,880)     $ 14,574.09      $2.1183
                  SOFF    12/27/99     (22,400)     $ 49,802.46      $2.2232
                  SOFF    12/28/99      (6,400)     $ 14,143.52      $2.2099
                  SOFF    12/29/99     (16,000)     $ 34,558.82      $2.1599
                  SOFF    12/30/99     (27,520)     $ 58,296.39      $2.1183
                  SHCF    12/27/99      (5,950)     $ 13,228.78      $2.2232
                  SHCF    12/28/99      (1,700)     $  3,756.87      $2.2099
                  SHCF    12/29/99      (4,250)     $  9,179.68      $2.1599
                  SHCF    12/30/99      (7,310)     $ 15,484.97      $2.1183
                  SHCL    12/27/99      (1,050)     $  2,334.49      $2.2232
                  SHCL    12/28/99        (300)     $    662.97      $2.2099
                  SHCL    12/29/99        (750)     $  1,619.94      $2.1599
                  SHCL    12/30/99      (1,290)     $  2,732.64      $2.1183


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           EXHIBIT A    Identification and Classification of Members of the
                        Group

           EXHIBIT B    Statement With Respect to Joint Filing of Schedule 13D

           EXHIBIT C    Disclaimer of Beneficial Ownership

           EXHIBIT D    Power of Attorney Forms for Schedule 13D and 13G and
                        Forms 13F

           EXHIBIT E    Letter  dated  January  26, 2000 from Strome  Investment
                        Management, L.P. to the Board of Directors of Wilshire
                        Real Estate Investment, Inc.

           EXHIBIT F    Letter  dated  January  26, 2000 from Strome  Investment
                        Management, L.P. to the Board of Directors of Wilshire
                        Real Estate Investment, Inc.

-------------------                                          -------------------
CUSIP NO. 971821045                                          PAGE 12 OF 17 PAGES
-------------------                                          -------------------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2000


STROME PARTNERS, L.P.


By:  Strome Investment Management, L.P., general
     partner by its general partner, SSCO, Inc.




         By: /s/ Jeffrey S. Lambert
             ---------------------------------------
             Jeffrey S. Lambert
             Chief Operating Officer


STROME OFFSHORE LIMITED



         By: /s/ Jeffrey S. Lambert
             ---------------------------------------
             Jeffrey S. Lambert
             Director


STROME HEDGECAP FUND, L.P.


By:  Strome Investment Management, L.P., general
     partner by its general partner, SSCO, Inc.



         By: /s/ Jeffrey S. Lambert
             ---------------------------------------
             Jeffrey S. Lambert
             Chief Operating Officer


STROME HEDGECAP LIMITED



         By: /s/ Jeffrey S. Lambert
             ---------------------------------------
             Jeffrey S. Lambert
             Director

-------------------                                          -------------------
CUSIP NO. 971821045                                          PAGE 13 OF 17 PAGES
-------------------                                          -------------------


STROME INVESTMENT MANAGEMENT, L.P.


By:  SSCO, Inc., general partner



         By: /s/ Jeffrey S. Lambert
             ---------------------------------------
             Jeffrey S. Lambert
             Chief Operating Officer


SSCO, INC.



         By: /s/ Jeffrey S. Lambert
             ---------------------------------------
             Jeffrey S. Lambert
             Chief Operating Officer


MARK E.  STROME



         By: /s/ Mark E. Strome
             ---------------------------------------
             Mark E. Strome

-------------------                                          -------------------
CUSIP NO. 971821045                                          PAGE 14 OF 17 PAGES
-------------------                                          -------------------


                                                                       EXHIBIT E


                 [STROME INVESTMENT MANAGEMENT L.P. LETTERHEAD]



                                                 January 26, 2000

VIA CERTIFIED MAIL-
RETURN RECEIPT REQUESTED
Z 331 100 422

Board of Directors
Wilshire Real Estate Investment, Inc.
P.O. Box 2665
Portland, Oregon 97208

Ladies and Gentlemen:

         I am in receipt of the letter, dated January 3, 2000, from Andrew A. Wiederhorn, Chairman and Chief Executive Officer, and Lawrence A. Mendelsohn, President and Director, of Wilshire Real Estate Investment Inc. (the "Company"). In the letter, Messrs. Wiederhorn and Mendelsohn state their concerns that the investment by Strome Investment Management, L.P. and its affiliates (collectively, the "Strome Entities") in 1,105,000 shares of the common stock of the Company may be in violation of Article IX of the Company's Articles of Incorporation. Article IX contains a restriction on ownership of more than 9.8% of the Company's outstanding common stock. Based solely on the Company's recent repurchase of approximately 992,587 shares (approximately 8.6%) of the Company's outstanding common stock, and as a result of no affirmative action by the Strome Entities, you have advised us that the Strome Entities' original investment in the Company, which represented 9.6% of the outstanding common stock at the time of investment and was well below the Company's ownership limit, was increased by 0.716%. You have asked us to deliver any shares we hold in excess of the ownership limit to a trustee who will dispose of the excess shares we hold. We strongly object to the Board's efforts to enforce this draconian provision in the Company's Articles of Incorporation.

         We understand that Article IX of the Company's Articles of Incorporation is to designed to permit the Company to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code. We also know that the Company has elected not to be treated as a REIT and that the only current justification for Article IX is to permit the Company to requalify quickly as a REIT at some unspecified time in the future. As you undoubtedly know, Article IX permits the Board to exempt a person from the ownership restrictions if such person's ownership will not cause the Company to fail to qualify as a REIT. We believe we are entitled to a complete explanation of why the Board has opted not to exempt our ownership in these circumstances where our percentage ownership has exceeded the ownership limit through the Board's action and through no action on our part. We also request your confirmation that any other shareholder

-------------------                                          -------------------
CUSIP NO. 971821045                                          PAGE 15 OF 17 PAGES
-------------------                                          -------------------


of the Company whose holdings currently exceed the ownership limit has received the same notice as we have received.

         Absent a reasonable explanation from the Board, we can only conclude that the Board's efforts to enforce the ownership restriction is a drastically unreasonable response to our Schedule 13D filing in which we expressed our disappointment with the performance of management and disclosed that we are considering making a shareholder proposal calling for the sale or liquidation of the Company. We believe the Board's decision to ask one of its major shareholders to dispose of a significant portion of its investment in the Company in these circumstances is totally unwarranted.

         If the Board pursues this course of action, we will demand full and fair compensation for the value of any shares we are required to transfer.

                                                     Very truly yours,

                                                     /s/ Mark Strome
                                                     ---------------
                                                     Mark Strome

-------------------                                          -------------------
CUSIP NO. 971821045                                          PAGE 16 OF 17 PAGES
-------------------                                          -------------------


                                                                       EXHIBIT F


                 [STROME INVESTMENT MANAGEMENT L.P. LETTERHEAD]


                                                 January 26, 2000

VIA CERTIFIED MAIL-
RETURN RECEIPT REQUESTED
Z 331 100 406

Board of Directors
Wilshire Real Estate Investment, Inc.
P.O. Box 2665
Portland, Oregon 97208

Dear Sirs:

         We are writing to express our dissatisfaction with the governance of Wilshire Real Estate Investment, Inc. ("WREI"). We believe the company's current investment strategy will diminish the equity value of the enterprise unless immediate board action is taken. In order to prevent further deterioration of the equity value of this company, we call on the board of directors to either
(i) sell the company or (ii) replace the current management team.

Current Investment Strategy

         We agree with management's stated intention to sell its remaining property holdings because the real estate market may have peaked and future returns are likely to be modest. However, we cannot endorse management's strategy to reinvest any sale proceeds in real estate mezzanine loans or subordinated mortgage backed securities. We strongly disagree with this strategy based on our belief that a decline in the real estate market will result in severe losses in the chosen asset categories. Any capital generated by the sale of WREI's properties should be used to either repurchase common stock or pay down debt.

         In addition, in order to maintain control of the company, management has recently implemented certain defensive mechanisms, including the adoption of a poison pill. Management has claimed that the poison pill is necessary protect the company's ability to take advantage of the tax implications of certain net operating losses. However, we believe that current management is using the tax advantages of the net operating losses, which were created under the current management's operating strategy, to maintain its control of the company to the detriment of shareholders. As a result, we believe that the company's current management is no longer capable of acting in the best interests of shareholders and, in order to protect the company's equity value, the board should immediately evaluate whether to sell the company or replace the current management.

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CUSIP NO. 971821045                                          PAGE 17 OF 17 PAGES
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Sell the Company

         We believe that the most efficient solution to the current situation is the sale of the company. A sale of the company is the best way to ensure the preservation of the diminished value of the company before the current management inflicts further damage. If the company continues to operate in its current form, it is likely that the equity base of the firm will continue to deteriorate to the financial detriment of shareholders.

         In continuing the company's current operations, the company faces many disadvantages relative to its competitors, including (i) a prohibitively high cost of capital, (ii) a modest asset base and high cost structure, including overly generous compensation packages for the current management, which have resulted in a low return on investment and (iii) a weak current management team. Current management has indicated that the company's operating expenses will exceed $5 million this year. In an industry where operating expenses are generally below 5% of book value, we believe that a cost structure which equals 10% of the company's book value and 20% of the company's current market value will continue to produce disappointing operating results and erode the company's equity value.

         We believe that these disadvantages will result in a further deterioration of the company's equity value unless the board takes immediate action. Commencing a competitive auction to sell the company is one possible avenue to ensure that full market value is obtained for shareholders.

Replace Current Management

         If the board is not willing to sell the company, we believe that the current management should be replaced because of (i) management's demonstrated inability to responsibly manage the company's capital and (ii) management's flawed plan for future deployment of the company's capital which will likely result in substantial losses. In addition, management has failed to mitigate the risk of past investments and has provided no evidence that future investments will not have the same imprudent level of risk. We believe that the current management is responsible for the loss of over more than $100 million in the company's capital because of a combination of a flawed investment strategy and a lack of adequate risk controls. Consequently, we believe that the current management is not the solution to the current misdirection of the company's operations.

Conclusion

         We believe that the board should take immediate steps to protect the company's equity value and the interests of the company's shareholders. As the largest shareholder of WREI, we believe that these goals will be efficiently accomplished by either selling the company or replacing the current management. If the board members reject these options, we will be forced to explore all options available to us to protect the value of our investment.

                                                     Sincerely,

                                                     /s/ Mark Strome
                                                     ---------------
                                                     Mark Strome